Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, February 10, 2022

EXECUTIVE ANNOUNCEMENT

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) is pleased to announce that Peter Clarke has been appointed President of Fairfax.

Over the past 20 years, Peter has held the position of Vice President, Chief Operating Officer, Chief Risk Officer and Chief Actuary. He is a member of Fairfax’s Executive and Investment Committees, and he will continue in his role as Chief Operating Officer.

Prem Watsa, Chairman and Chief Executive Officer of Fairfax, commented, “Peter has done an outstanding job for Fairfax in numerous roles over the past two decades, and fully deserves his appointment as our President. In many ways, Peter has been the President of Fairfax for some time now; it just took us a while to realize it. There is no one who represents Fairfax culture any better – smart, hard-working with no ego! I look forward to continuing to work very closely with Peter.”

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:        John Varnell, Vice President, Corporate Development at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946